DAVIS & company LEGAL ADVISORS since 1892

02 SEP 19 AM

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

September 16, 2002

file number: 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY

Per:
Donna Ornstein,
Legal Assistant

DO/ea
Encls.

dlw 9/19

Exemption No. 82-3779

02 SEP 19 AM 9:16

September 16, 2002

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	July 18, 2002
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	September 12, 2002
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	September 12, 2002
(e)	News Releases	August 27, 2002
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	September 12, 2002
(e)	News Releases	August 27, 2002
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Expedited Notice of Private Placement, – Exchange Fonns 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Quarterly Interim Financial Statements	September 12, 2002
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3779

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor-940 Blanshard Street
Victoria, BC V8W 3E6

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday-Friday)

ANNUAL REPORT OF EXTRAPROVINCIAL COMPANIES FORM 17

Section 335 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box D and E, enter the last name, first name, and any initials of the extraprovincial company's directors and officers. Individual's name should be shown consistently throughout this document.
4. Please file an annual report in this form within two months after the anniversary date of registration in the province as required by Section 335 of the *Company Act*.
5. The extraprovincial company must keep at its head office within British Columbia the records and documents required to be kept there by Section 309 of the *Company Act*.
6. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. Funds.

B CERTIFICATE OF INCORPORATION NO.

A-12635

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

SUBMITTED TO THE B.C. REGISTRAR FOR FILING ON July 18/02

A FULL NAME OF COMPANY
GTECH INTERNATIONAL RESOURCES LIMITED

C ANNIVERSARY DATE OF REGISTRATION IN B.C.

Y	M	D
01	07	29

D Full names and addresses of all DIRECTORS of the company

LAST NAME	FIRST NAME & INITIALS *(IF ANY)*	FULL ADDRESS *(INCLUDE POSTAL / ZIP CODE)*
BART	FRED	98 VICTORIA ROAD BELLEVUE HILL, SYDNEY, AUSTRALIA 2023
DENNIS	IAN ALISTAIR	2 HOLDSWORTH AVENUE GREENWICH, NSW, AUSTRALIA 2065
McFAULL	ARTHUR JAMES	5 – 100 LEWES BLVD. WHITEHORSE, YT Y1A 3W1
JACOBSON	MERVYN	FLAT 4, 34 ST. GEORGES DRIVE LONDON, SW1V 4BN

E Full names and addresses of all OFFICERS of the company

LAST NAME	FIRST NAME & INITIALS *(IF ANY)*	OFFICE HELD	FULL ADDRESS *(INCLUDE POSTAL / ZIP CODE)*
DENNIS	IAN ALISTAIR	PRESIDENT & SECRETARY	AS ABOVE
JACOBSON	MERVYN	CHAIRMAN OF THE BOARD	AS ABOVE

F Has the extraprovincial company filed at the Corporate Registry all the documents relating to an amendment of the company's charter? If No, please submit documents verified by a Notary or by the proper government authority in the company's home jurisdiction, with the filing fee. Please contact us for information on filing fees.

G Do all of the directors and officers of the company qualify under sections 114 or 133 of the Company Act? If No, attach particulars.

H Have all filings related to any changes to the following been filed with the Corporate Registry:

- Address of the head office within British Columbia?
- Address of the head office outside British Columbia?
- Name or address of attorney within British Columbia?

If No, attach appropriate change forms.

I CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

DATE SIGNED

Y	M	D
02	07	08

C:\WINDOWS\Temporary Internet Files\Content.IE5\6ZQFWRWD\BCEXPRO.AR.DOC

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED
c/o Genetic Technologies Limited
Level 9, 185 Macquarie Street
Sydney, NSW 2000 Australia
Telephone: (612) 9233 5015
Fax: (612) 9232 5313
Email iandennis@gtg.au http://www.reflections.com.au/YKR

PRESS RELEASE

August 27, 2002

Syndey, Australia... August 27, 2002... Mr. Ian Dennis, President and Chief Executive Officer of **Gtech International Resources Limited (GCH-TSX-V)** reports on the activities of the Company for the fiscal year ended April 30, 2002.

Corporate Activities

On May 8, 2001 the Company announced the appointment of Dr. Mervyn Jacobson as a director and Chairman of the Board of the Company. Dr. Jacobson is the Executive Chairman of Genetic Technologies Limited ("GTG"), which is listed on the Australian Stock Exchange, and which is the controlling shareholder of the Company. Dr. Jacobson was one of the founders of the GeneType, which was acquired by GTG in August 2000. With the appointment of Dr. Jacobson to the Board of Directors, the Company announced on June 4, 2001, that with the assistance of Dr. Jacobson, it would investigate a number of opportunities in the biotechnology field for possible acquisition by the Company. Once the directors of the Company have identified a suitable biotechnology project for the Company, they anticipate calling a special meeting of the shareholders to vote on the change of business for the Company.

On May 15, 2001, the Company completed a private placement to GTG of 1,300,000 units at $0.10 per unit to raise $130,000. Part of these funds have been used to pursue and investigate new business opportunities in the biotechnology field with the assistance of GTG.

Exploration Projects

At April 30, 2002, the Company held a 31.25% interest in the Mount Alexander Goldfields Project in Australia in joint venture with GTG which held the remaining 68.75% interest. The Company reached an agreement with GTG that it did not have to advance any further funds to this Project, on the basis that any additional funds advanced by GTG would be repaid out of the proceeds of any sale of the Project with any remaining sale proceeds being paid out in accordance with the respective of interest of GTG and the Company in the joint venture. The Mount Alexander Goldfields Project was sold on June 4, 2002 for A$300,000, which was less than the additional funds required to be advanced by GTG in connection with keeping the Project in good standing and in marketing the Project for sale.

The Company's Revenue Creek property in the Yukon was optioned several years ago to ATAC Resources Limited. During the year ended April 30, 2002, ATAC Resources Limited acquired a 100% interest in the property in consideration of the payment of $5,000 and 200,000 common shares in ATAC Resources Limited. The Company retains a 2% NSR from which ATAC Resources Limited can purchase 1% for $300,000 and another 0.5% for $300,000 which would leave the Company with a balance of 0.05% NSR.

The Company still retains a 1.5% NSR on the Aurex Property which has been acquired pursuant to an option agreement by Expatriate Resources Limited. Expatriate Resources Limited may purchase this NSR at any time for $1,000,000.

Financial Conditions

Revenue for the fiscal year ended April 30, 2002 consisted of interest received of $2,781 (2001 - $3,460) and option receipts with a value of $101,000 (2000 - $80,000) which included 600,000 shares of Expatriate Resources Limited (value of $84,000) in the final sale of the Aurex Property and 200,000 shares of ATAC Resources Ltd. (value of $12,000) in respect of the sale and settlement of the Revenue Creek property.

The Company reported a net loss for the fiscal year ended April 30, 2002 of $45,021 or $0.01 per share compared with $192,709 in the prior year, or $0.08 per share. Total expenses for the fiscal year ended April 30, 2002 were $136,802 (2001 - $68,610).

During the fiscal year ended April 30, 2002, the Company incurred expenses totalling $102,938 in relation to pursuing biotechnology business opportunities, with the assistance of GTG. Of this amount, $70,911 was paid to GTG as management fees for reviewing the suitability of certain proposed biotechnology acquisitions for the Company during the year. None of the projects investigated to date have been suitable for acquisition by the Company. Of the $130,000 raised under the May 2001 private placement, $27,062 remains to be incurred on seeking biotechnology opportunities.

Liquidity and Solvency

As at April 30, 2002, the Company had cash on hand of $115,990 (2000 - $116,825), which is sufficient to meet the Company's ongoing corporate and administrative obligations as they become due and includes $27,062 remaining from the private placement to be applied towards the continuing investigation of biotechnology opportunities. The Company also holds shares in listed Canadian public companies with a market value at April 30, 2002 of $118,400. GTG has indicated its willingness to subscribe for additional shares in the capital of the Company or to exercise its warrant should the need for additional capital be required.

Annual Meeting

The Company will hold its annual meeting at the Company's offices in Sydney, Australia on Thursday, September 12, 002 at 3:00 p.m.

The Company maintains a web site at http://www.reflections.com.au/YKR, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Ian A. Dennis"*
Ian A. Dennis,
President and Chief Executive Officer

Exemption No. 82-3779

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A
Schedules B & C X

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	July 31, 2002	2002/09/12

ISSUER'S ADDRESS

LEVEL 9, 185 MACQUARIE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.reflections.com.au/ykr

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2002/09/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2002/09/12

(Note: Signatures are entered in typed form)

Gtech International Resources Limited

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

For general and administrative expenses incurred during the period, please see the Statement of Income and deficit for the three month period ended 31 July 2002 in Schedule A.

An amount of $Nil was paid to Genetic Technologies Limited during the period (2001 – $22,120) to review potential projects for the Company.

2. Related Party Transactions:

There were no related party transactions during the period.

3. Summary of Securities issued and options granted during the period:

   (a) There were no securities issued during the period.

4. Summary of securities as at July 31, 2002:

   (a) Authorized share capital: unlimited number of common shares without par value.

   (b) Shares issued and outstanding: 3,709,667 common shares; Recorded value: $4,638,710.

   (c) Summary of options, warrants and convertible securities outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

5. Number of common shares held in escrow: Nil

Number of common shares subject to pooling: Nil

6. Directors: Dr Mervyn Jacobson
Fred Bart
Ian Dennis
Jim McFaull

Officers: Chairman – Dr Mervyn Jacobson
President and Secretary – Ian Dennis

Gtech International Resources Limited

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company.

The Directors anticipate that once they have identified a suitable biotechnology project that they will call a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that once a suitable biotechnology project identified and approved by shareholders that further placements will be made to raise additional funds for the project.

The Mt Alexander Goldfields was sold on 4 June 2002 for A$300,000. The amount received for the sale was less than the additional amounts advanced to the project by Genetic Technologies Limited and accordingly Gtech did not receive any funds from the sale.

The remaining Yukon exploration project, Revenue Creek, which was optioned several years ago was finalised during the year. ATAC Resources Limited paid C$5,000 plus issue 200,000 common shares in ATAC Resources Limited to the Company in full satisfaction of the option. Gtech retains a 2% NSR from which ATAC could purchase 1% for C$300,000 and another 0.5% for C$300,000 leaving Gtech International with a 0.5% NSR.

The Company still has a 1.5% net smelter royalty on the Aurex Property which Expatriate Resources Limited may purchase at any time for C$1m.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

The Company reported a net loss for the three-month period ended July 31, 2002 of $6,565 compared to a net loss of $32,923 for the three-month period ended July 31, 2001. Total expenses for the three-month period ended July 31, 2002 were $6,939 compared to the three-month period ended July 31, 2001 of $34,545. There were costs of Nil in the three-month period ended 31 July 2002 compared to $22,120 incurred in the three-month period ended July 31, 2001 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the three-month period ended July 31, 2002 consisted of interest received of $209 compared to the three-month period July 31, 2001 of $1,622. In the three month period ended July 31, 2002 the company received $9,875 from the proceeds of sale of share compared to Nil in the three-month period ended 31 July 2001.

SUBSEQUENT EVENTS

There are no significant subsequent events.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

There were no financings during the three-month period ended 31 July 2002.

On 16 May 2001, the Company raised C$130,000 by the issuance of 1,300,000 units at a price of C$0.10 per unit to Genetic Technologies Limited, the parent corporation of the Company. Each unit consists of a common share and a two-year warrant to purchase an additional share at C$0.14. The warrant expires on May 15, 2003. The subscriber, Genetic Technologies Limited, of Australia, beneficially owns or exercises control or direction over 2,618,499 shares in the Company representing 70.59% of the issued capital of the Company and in the event of the exercise of the warrants, 78.22% of the then issued capital of the Company, assuming no other common shares are issued.

On 22 May 2001, the Company granted a stock option to Dr Mervyn Jacobson, Chairman, to purchase 130,000 shares at C$0.38 per share expiring on 22 May 2006. The option was accepted by the Canadian Venture Exchange Inc. on June 4, 2001.

On 4 June 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the three-month period the Company incurred expenses amounting to C$Nil (Quarter ended July 31, 2001 - $22,120) in relation to pursuing biotechnology business opportunities. These funds were paid to Genetic Technologies Limited and were paid in the current financial period. None of the projects investigated to date have been suitable for the Company.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Three-month Period ended 31 July 2002	Three - month period ended 31 July 2001
Balance of proceeds from May 2001 private placement	27,062	130,000
Amount applied towards seeking biotechnology opportunities during the period	-	22,120
Amount available to be applied towards biotechnology opportunities during future period	27,062	107,880
Anticipated amount to be spent during the quarter ended 31 July 2002 on seeking biotechnology opportunities	27,062	-

LIQUIDITY AND SOLVENCY

As at July 31, 2002, the Company had cash on hand of $127,548, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company also has shares in listed Canadian public companies with a market value at July 31, 2002 of C$94,000.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited or exercise its warrant should the need for additional capital be required.

INVESTOR RELATIONS

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.reflections.com.au/YKR, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

Exemption No. 82-3779

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A X
Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	July 31, 2002	2002/09/12

ISSUER'S ADDRESS

LEVEL 9, 185 MACQUARIE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.reflections.com.au/ykr

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2002/09/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2002/09/12

(Note: Signatures are entered in typed form)

SCHEDULE A: FINANCIAL STATEMENTS

GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDING 31 JULY 2002

(UNAUDITED - PREPARED BY MANAGEMENT)

GTECH INTERNATIONAL RESOURCES LIMITED
BALANCE SHEET AS AT 31 JULY 2002
(UNAUDITED - PREPARED BY MANAGEMENT)

	31 JULY 2002 $	30 APRIL 2002 $	31 JULY 2001 $
Assets			
Current assets			
Cash	127,548	115,990	231,468
Investment in securities	84,000	97,125	15,000
Sundry debtors	532	2,018	2,575
Total Current Assets	212,080	215,133	249,043
Total Assets	212,080	215,133	249,043
Current Liabilities			
Accounts payable and accrued liabilities	671	3,199	25,011
Net Assets	205,369	211,934	224,032
Shareholders Equity			
Authorised capital – Unlimited number of common shares without nominal or par value			
Issued capital – 3,709,667 shares	4,638,710	4,638,710	4,638,710
Deficit	(4,433,341)	(4,426,776)	(4,414,678)
Total Shareholder Equity	$205,369	211,934	224,032

Original approved by the Directors:

"Fred Bart" Fred Bart – Director

"Ian Dennis" Ian Dennis – Director

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE THREE MONTH PERIOD ENDED 31 JULY 2002 (UNAUDITED – PREPARED BY MANAGEMENT)

	3 Months ended 31 July 2002 $	3 Months ended 31 July 2001 $
Revenue		
Interest received	209	1,622
Other income	165	-
	374	1,622
Expenses		
Audit and legal	2,275	10,067
Loss on sale of shares	3,250	-
Office, stock exchange fees and shareholder communications	1,414	2,358
Project generation	-	22,120
Total Expenses	6,939	34,545
Net loss for the period	(6,565)	(32,923)
Deficit at the beginning of the period	(4,426,776)	(4,381,755)
Deficit at the end of the period	(4,433,341)	(4,414,678)
Earnings (Loss) per share	$(0.002)	$(0.009)

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED 31 JULY 2002 (UNAUDITED - PREPARED BY MANAGEMENT)

	3 Months Ended 31 July 2002	3 Months Ended 31 July 2001
Cash provided by (used in)		
Operating activities		
Net loss	(6,565)	(32,923)
Items not affecting cash		
Loss on sale of shares	3,250	-
Changes in non-cash working capital		
Sundry debtors	1,486	(893)
Accounts payable and accrued liabilities	3,512	18,459
	1,683	(15,357)
Investing activities		
Proceeds from sale of tenement	-	-
Proceeds from sale of shares	9,875	-
	9,875	-
Financing activities		
Proceeds from private placement	-	130,000
Net increase (decrease) in cash held	11,558	114,643
Cash, beginning of period	115,990	116,825
Cash, end of period	127,548	231,468

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

Notes to the Financial Statements for the three month period ended 31 July 2002

These notes should be read in conjunction with the Audited Financial Statements for the year ended 30 April 2002.

1. Share Capital

Authorized

Unlimited number of common shares without nominal or par value.

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2002	3,709,667	$4,638,710
Balance, July 31, 2002	3,709,667	$4,638,710

Summary of options and warrants outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

2. Related Party Transactions

There were no related party transactions during the period.

3. Segmented Information

As at 31 July 2002 all the assets of the Company amounting to $205,369 were in Canada. The revenue earned by the Company during the three-month period ended 31 July 2002 was interest received of $209 and other income of $165, which was earned in Canada.